Exhibit 8.1

The following table lists the Company’s significant subsidiaries as at March 28, 2025. Unless otherwise indicated, the Company owns a 100% controlling interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation
Kool Crystal Corporation	Marshall Islands
Kool Glacier Corporation	Marshall Islands
Kool Ice Corporation	Marshall Islands
Kool Kelvin Corporation	Marshall Islands
Kool Blizzard Corporation	Marshall Islands
Kool Husky Corporation	Marshall Islands
Kool Frost Corporation	Marshall Islands
The Cool Pool Limited	Marshall Islands
Cool Company Management d.o.o.	Croatia
Cool Company Management AS	Norway
Cool Company Management Ltd	United Kingdom
Cool Company Management Malaysia Sdn Bhd	Malaysia
Pernli Marine Ltd	Liberia
Persect Marine Ltd	Liberia
Felox Marine Ltd	Liberia
Respent Marine Ltd	Liberia
Kool Panther Corporation	Liberia
Kool Tiger Corporation	Liberia
Kool Panther I Corporation	Liberia
Kool Tiger I Corporation	Liberia